December 15, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (507) 269-1473

Mr. Ronald Gorthuis
Chief Financial Officer
NK Aviation S.A.
PO Box 0819-09791
Panama, Republic of Panama

      Re:	Financial Telecom Limited (USA), Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-50760

Dear Mr. Gorthuis:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 13. Exhibits, page 25

1. Please revise your certifications filed as Exhibits 31.1 and
31.2
to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B. Please also make conforming revisions to your subsequent Forms 10-QSB.





Form 10-QSB for the period ended September 30, 2005

Financial Statements and Notes

Note 5, Stockholders` Equity Transactions

(b) Stock Issuances, page 10

2. We note that you account for investments in companies in which you have less than a 20% ownership interest at cost. Use of the cost or equity method of accounting should be based on the ability of an investor to exercise significant influence over the operating and financial policies of the investee. Please tell us in sufficient detail, and in future filings disclose as a significant accounting policy, how you considered all means through which you might influence the financial and operating policies of your investee companies in determining the appropriate method of accounting. Refer to paragraph 17 of APB 18. In your response, please also tell us how you considered each of the below factors in reaching this conclusion:

a) Your ability, through contractual agreement, to designate one of the five directors on the Board of Directors for each of your investee companies;

b) Substance of the difference between a 20% common stock investment and your 19% ownership interest after consideration of board representation and your investment in debt securities of the investee which are convertible at issuance into additional equity interests up to 16%;

c) Significant intercompany transactions;

d) Any other voting rights, veto rights, and other protective and participating rights.

3. If in response to comment 2 you determine that the equity method of accounting is more appropriate in the circumstance, please tell us whether any difference exists between the cost of each of your investments and the underlying equity in net assets and how you plan to allocate such excess amount following the guidance in paragraphs
35 - 47 of SFAS 141.

4. In future filings, please expand to include the disclosures required by paragraph 20 of APB 18 and Item 310(b)(iii) of Regulation
S-B, as applicable, including any purchase price adjustment provisions and the impact of such provisions.

5. We note that you recorded the cost of your equity and debt investments based on 50% of the average share price of your common stock. Please tell us your basis in accounting for recording the cost of your investment at a price other than the fair value of the consideration issued. Refer to paragraphs 20 - 23 and 29 of SFAS 141.

(c) Conditional Stock Options Granted to Independent Agents, page
10

6. Please advise us of, and expand your disclosure in future filings to include, your accounting policy with respect to stock options granted to non-employees in exchange for services provided. Specifically, tell us how you determine the measurement date and whether sufficiently large disincentives exist for nonperformance. In addition, tell us how you determine the cost and over what period you recognize the cost of services performed in your statement of operations. Refer to EITF 96-18.

Form 8-K filed on November 28, 2005

7. Please amend the filing to provide the information required by
Item 304(a)(1) of Regulation S-B under Item 4.01(a) of Form 8-K if the registrant`s prior auditor has resigned, been dismissed, or declined to stand for re-appointment as a result of the acquisition.
In addition, please amend to file the financial statements and pro forma financial information required by Item 310(c) and 310(d) of Regulation S-B, respectively, under Item 9.01 of Form 8-K. If the financial statements are not yet available, please indicate when such statements will be filed in your amendment.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Ronald Gorthuis
NK Aviation, S.A.
December 15, 2005
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